August 2, 2010

BY EDGAR

Mr. Robert W. Errett

Staff Attorney

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-165717

Dear Mr. Errett:

The Registrant acknowledges, with respect to the above-referenced Registration Statement, that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Very truly yours,

ENVESTNET, INC.

By:	/s/ Shelly O’Brien

Name:	Shelly O’Brien

Title:	General Counsel